Exhibit 99.2

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

NEWS RELEASE

Kinross declares dividend

Toronto, Ontario, August 8, 2012 – Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today that the Board of Directors has declared a dividend of US$0.08 per common share, payable on September 28, 2012 to shareholders of record at the close of business on September 21, 2012.

This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com